MM
KARTON AG

RECEIVED
2004 SEP 14 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04036841

Mayr Melnhof Karton AG

SUPPL

1st Half-Year Report 2004

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

dlw 9/14

- Best ever half-year results
- High capacity utilization in all Divisions
- Successful cost management while price pressure prevails
- Acquisitions continued according to schedule

Mayr-Melnhof Group Key Indicators

(US GAAP, unaudited)

(consolidated, in millions of EUR)	1st - 2nd Quarter Jan. 1-June 30, 2004	Jan. 1-June 30, 2003	+/-
Sales	709.0	660.1	+7.4%
EBITDA	122.3	108.9	+12.3%
EBITDA margin (%)	17.2%	16.5%	
Operating profit	75.9	70.5	+7.7%
Operating margin (%)	10.7%	10.7%	
Income before income taxes and minority interests	75.9	66.5	+14.1%
Income taxes	(23.7)	(26.3)	
Net income	51.5	38.9	+32.4%
Net income margin (%)	7.3%	5.9%	
Basic and diluted earnings per share (in EUR)	4.68	3.53	
Cash earnings	98.4	83.6	+17.7%
Cash earnings margin (%)	13.9%	12.7%	
Capital expenditures	30.0	24.5	
Depreciation and amortization	46.5	41.7	

	June 30, 2004	Dec.31, 2003
Stockholders' equity (in millions of EUR)	666.3	637.3
Total liabilities and stockholders' equity (in millions of EUR)	1,246.8	1,184.6
Equity to total assets (%)	53.4%	53.8%
Net debt (in millions of EUR)	(76.4)	(78.2)
Enterprise value (in millions of EUR)	1,182.2	1,059.4
Employees	7,198	6,806

Group Report

Dear Shareholders,

Your Company has been very successful during the first half-year of 2004. Net income for the period increased by 32 % to EUR 51.5 million, which once again is a new record level. In addition, the course of expansion was consistently carried on during the first six months of this year, with four acquisitions in the folding carton area. In line with our growth strategy, the geographic focus was on Central and Eastern Europe, with an additional facility each in Poland and Romania as well as the first production site in Russia. At the same time, the acquisition of the second-largest Spanish folding carton producer has also enabled us to further strengthen our leading position in Western Europe.

The positive sales trend prevailing over several months has gained more substance in all Divisions. The positive sales performance in the cartonboard area has been achieved both in Europe and on the non-European export markets, especially in Asia. Increasing price pressure was successfully countered by cost reduction measures. The folding carton area benefited from market success and the recent acquisitions. However, uncertainty remains about a sustained upturn in consumer demand in our main market of Western Europe.

Statement of Income

Consolidated sales of the Mayr-Melnhof Group increased by 7.4 % (EUR 48.9 million) to EUR 709.0 million (1st half of 2003: EUR 660.1 million). This increase essentially results from MM-Graphia and MM-Packaging. Acquisitions contributed EUR 15.8 million to this increase. Operating profit improved by 7.7 % to EUR 75.9 million (1st half of 2003: EUR 70.5 million). This increase can be attributed to the enhanced profitability of the converting sector. Thus the lower profit contribution from cartonboard production could be compensated.

Net interest income amounted to EUR 0.1 million (1st half of 2003: EUR -0.7 million) resulting from interest income of EUR 2.8 million and interest expense of EUR -2.7 million. "Other - net" decreased to EUR -0.1 million. The previous year's level of EUR -3.2 million mainly resulted from a valuation adjustment of the shares held in Reno de Medici S.A.

Income before income taxes and minority interests stood at EUR 75.9 million which is 14.1 % above the previous year's level.

Income taxes totaled EUR 23.7 million which is EUR 2.6 million below the previous year's level. Consequently, the group tax rate came down to 31.2 % (1st half of 2003: 39.5 %). This reduction particularly results from the discontinuation of non-taxable expenses as well as from previous years' taxable expenses. Due to the legislated reduction of the Austrian corporate income tax rate from 34 % to 25 %, effective as of January 2005, non-recurring deferred tax income of approximately EUR 4.2 million will be recognized. EUR 1.4 million of this amount has been accounted for in the second quarter.

As a result, the first half-year was concluded with a significant 32.4 % (EUR 12.6 million) increase of the period net income to EUR 51.5 million.

During the period under review no shares were repurchased. A total of 11,024,152 shares were in circulation. On this basis, basic earnings per share were at EUR 4.68 (1st half of 2003: EUR 3.53).

Assets, Capital Resources, Liquidity

During the first half-year of 2004, the Group's balance sheet total increased by EUR 62.2 million compared to 12/31/2003 and reached EUR 1,246.8 million. Stockholders' equity was increased by EUR 29.0 million to EUR 666.3 million. This rise mainly results from the balance of the period net income and the dividend of Mayr-Melnhof AG of EUR 24.3 million. Financial liabilities decreased to EUR 153.0 million from EUR 164.2 million as of 12/31/2003. Total funds available to the Group amounted to EUR 229.4 million (12/31/2003: EUR 242.4 million). Consequently, the Group continues to have no net debt.

Cash Flow Development

The cash flow from operating activities totaled EUR 81.5 million (1st half of 2003: EUR 70.9 million). This increase mainly results from the higher period net income. At EUR -57.0 million the cash flow from investing activities exceeded the previous year's level (1st half of 2003: EUR -50.0 million). This increase mainly derives from higher capital expenditure. The largest investments during the first half-year of 2004 concerned the stock preparation at the Neuss board mill, the construction of a production reject incineration plant at the Hirschwang mill and several technical renewals in the folding carton area. The cash flow from financing activities was EUR -34.9 million (1st half of 2003: EUR -32.8 million).

Further information

In January 2004, the Division MM-Packaging acquired an additional 25 % interest for EUR 6,900.4 thousands in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH, and VTV Verpackungstechnische Verfahren GmbH, increasing its existing 50 % interest to 75 %. As a consequence, the joint ventures C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH, and VTV Verpackungstechnische Verfahren GmbH, previously accounted for using the proportionate method, are fully consolidated as from January 1, 2004.

At the end of May 2004, MM-Packaging acquired the folding carton part of Alcan Packaging Alzira S.A. near Valencia, Spain through an asset deal. Alcan Packaging Alzira S.A. was consolidated as of June 1, 2004. The interim purchase price for the acquired net assets amounts to EUR 12,597.2 thousands.

Development in the second quarter

The improvement in cartonboard sales, already perceived during the first quarter, has become more solid in the course of the second quarter. At 99 %, the capacities of MM-Karton were almost fully utilized (Q1 2004: 96 %; Q2 2003: 83 %). However, due to harsh competition on the overseas markets and modest impulses from Western European consumer demand, stabilization of sales prices has become increasingly difficult. At the same time, as a result of increased industrial demand, the prices of many input factors either soared or were already at a higher level than at the beginning of the year, as in the case of recovered paper. In line with this development, MM-Karton informed its customers in June about a price increase effective as of the beginning of September. In the folding carton area, both MM-Packaging and MM-Graphia consolidated their leading market position through successful sales, mainly to international customers, and were able to improve profitability through significant efficiency increases.

Operating profit reached EUR 35.9 million, as compared to EUR 40.0 million in the first quarter of 2004 (2nd quarter 2003: EUR 31.1 million). The decrease against the first quarter mainly results from seasonal volume fluctuations. Net income for the period stood at EUR 25.4 million, as compared to EUR 26.1 million in the first quarter of 2004 and EUR 16.7 million in the second quarter of 2003.

Outlook

At the beginning of the third quarter of 2004, order intake remained at a high level in all Divisions. Despite the improved industrial climate, demand for cartonboard and folding cartons still lacks impulses from the private consumer sector on the main market of Western Europe. Competition is therefore expected to remain strong. Consequently, cost reductions and efficiency increases are still decisive factors and will continue to be pursued with the highest priority, even if an increase in European sales prices is envisaged as a result of the rise in input prices. This year's acquisitions are expected to further contribute to the Company's growth during the second half of the year. Expansion will be continued in all Divisions. Despite the overall positive forecasts for the second half of 2004, attention will have to be paid on the uncertain developments in the Far East.

Report on the Divisions

Mayr-Melnhof Karton

Against the background of more solid demand in Western Europe and a persisting dynamic development in the Central and Eastern European markets and in Asia, MM-Karton successfully took advantage of the market opportunities during the first half of 2004. The order backlog of MM-Karton registered a continuous increase, and came to a half-year average of about 80,000 tons, against 50,000 tons in the first half of 2003. This resulted in a capacity utilization of approximately 97 % (1st half of 2003: 88 %). Cartonboard production was therefore at 790,000 tons, as compared to 716,000 tons in the previous year's period.

The situation on the raw material markets was primarily characterized by a fairly stable recovered paper price on a higher level than at the beginning of the year and a sharp upward price trend for all products related to the price of crude oil.

Cartonboard sales increased by 9.8 % to 783,000 tons, with European markets accounting for about 76 % of this volume. The remaining 24 % were sold in overseas markets (1st half of 2003: 80 %; 20 %).

The 3.6 % rise in sales to EUR 399.4 million resulted entirely from the higher volume dispatched. Due to intensified price pressure and the increased share of sales to overseas markets with structurally lower prices, the average selling price was below the level of the previous year's period. This development was countered, however, by significant cost savings.
Therefore, the operating profit again reached a high level, at EUR 41.8 million (1st half of 2003: EUR 43.7 million). This led to an operating margin of 10.5 % (1st half of 2003: 11.3 %).

Fire at the Eerbeek Board Mill

Alternative supplies from other MM-mills following a blaze at the Dutch Eerbeek mill in April were well accepted by the customers and consequently increased the calculated capacity utilization in the second quarter. At present, technical restrictions do not allow for a full resumption of production. The damage is essentially covered by insurance compensation which has been allocated to the respective expense positions as accrued.

Divisional Indicators MM-Karton (US GAAP, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**2004**	2003	+/-
Sales[1]	399.4	385.4	+3.6%
Operating profit	41.8	43.7	-4.3%
Operating margin (%)	10.5%	11.3%	
Tonnage produced (in thousands of tons)	790	716	+10.3%

[1] including interdivisional sales

Mayr-Melnhof Packaging

Due to increased market success, MM-Packaging successfully held its ground during the first half-year of 2004, despite fairly restrained demand and strong competition on the European folding carton market. As a result of the specialization of individual plants on specific market segments and the continuous implementation of focused cost saving programs, the Division's competitive strength was further enhanced.

The tonnage converted totaled 171,000 tons, compared to 153,000 tons in the previous year's period. Sales went up by 11.8 % to EUR 223.9 million, with acquisitions accounting for two thirds of this increase. At the same time, the operating profit was improved by 29.8 % to EUR 16.1 million, resulting in an operating margin of 7.2 %.

Divisional Indicators MM-Packaging (US GAAP, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**2004**	2003	+/-
Sales[1]	223.9	200.2	+11.8%
Operating profit	16.1	12.4	+29.8%
Operating margin (%)	7.2%	6.2%	
Tonnage processed (in thousands of tons)	171	153	+11.8%

[1] *including interdivisional sales*

In addition to the optimization of the ongoing business operations, acquisitions in Western and Eastern Europe were central to the activities in the first half of 2004:

In January 2004, MM-Packaging purchased an additional 25 % interest in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG and VTV Verpackungstechnische Verfahren GmbH, increasing its existing 50 % interest to 75 %.

In May 2004, MM-Packaging acquired the second largest Spanish folding carton producer, Alcan Packaging Alzira S.A., located near Valencia. In 2003, the plant achieved sales of approximately EUR 27 million. Production will continue at the present location until mid-2005, when Mayr-Melnhof will relocate operations to a new custom-built plant.

Furthermore, agreements on the acquisition of three folding carton facilities in Central and Eastern Europe were concluded during the second quarter.

The purchase of the Polish packaging plant Poligram SP.J., located near Warsaw, was successfully finalized at the end of June. In 2003, the company registered sales of approximately EUR 9 million. With this acquisition, MM-Packaging strengthens its presence in one of the largest consumer goods markets in Central Europe.

With the takeover of the folding carton operations of the Romanian competitor Rodata S.A. at Bucharest, MM-Packaging succeeded in further consolidating its leading position on the Romanian market. In 2003, this facility achieved sales of approximately EUR 3.5 million. The transaction was closed at the beginning of August.

Through the purchase of ZAO Polygraph Center in St. Petersburg, MM-Packaging acquired its first folding carton plant in Russia. In the next two years, existing capacities are intended to be significantly increased within an investment program. Approval of the relevant anti-trust authorities is still pending.

Mayr-Melnhof Graphia

During the first half-year of 2004, MM-Graphia registered a consistently strong sales performance. While overall demand is still growing dynamically in the Eastern and South Eastern European markets, significant tobacco tax hikes in Western Europe have already led to a noticeable dampening effect on demand in countries like France. In line with this development, a new facility for the growth market of Turkey is currently being established in Izmir, and the capacities of Graphia Ukrainia are on the way to be doubled. Both projects are progressing according to schedule and are set to commence production in 2005.

MM-Graphia converted approximately 48,000 tons of cartonboard and paper into high-grade packaging for cigarettes and confectionary in the first half-year of 2004 (1st half of 2003: 45,000 tons).

Sales increased by 17.3 % to EUR 143.0 million and operating profit could be improved by 25.0 % to EUR 18.0 million. This led to an operating margin of 12.6 % (1st half of 2003: 11.8 %).

Divisional Indicators MM-Graphia (US GAAP, unaudited)

	1st - 2nd Quarter		
(in millions of EUR)	**2004**	2003	+/-
Sales[1)]	143.0	121.9	+17.3%
Operating profit	18.0	14.4	+25.0%
Operating margin (%)	12.6%	11.8%	
Tonnage processed (in thousands of tons)	48	45	+6.7%

[1)] including interdivisional sales

Consolidated Statements of Income

(US GAAP, unaudited)

(all amounts in thousands of EUR except share and per share data)	2nd Quarter Apr.1-June 30, 2004	2nd Quarter Apr.1-June 30, 2003	1st – 2nd Quarter Jan.1-June 30, 2004	1st – 2nd Quarter Jan.1-June 30, 2003
Sales	341,948.5	319,689.1	709,031.5	660,135.1
Cost of sales	(255,847.3)	(244,422.7)	(533,708.9)	(499,966.7)
Gross margin	**86,101.2**	**75,266.4**	**175,322.6**	**160,168.4**
Selling, general and administrative expenses	(50,997.1)	(45,759.7)	(102,224.0)	(94,496.2)
Other operating income - net	837.3	1,608.8	2,813.1	4,810.5
Operating profit	**35,941.4**	**31,115.5**	**75,911.7**	**70,482.7**
Interest income	1,410.2	1,549.6	2,837.3	3,325.3
Interest expense	(1,347.9)	(1,920.2)	(2,777.4)	(4,062.3)
Equity income - net	65.2	37.5	65.2	(85.5)
Other - net	(102.2)	(1,400.6)	(120.9)	(3,172.1)
Income before income taxes and minority interests	**35,966.7**	**29,381.8**	**75,915.9**	**66,488.1**
Income taxes	(10,306.6)	(11,836.1)	(23,675.2)	(26,340.9)
Income before minority interests	**25,660.1**	**17,545.7**	**52,240.7**	**40,147.2**
Minority interests	(247.5)	(861.6)	(698.3)	(1,259.1)
Net income	**25,412.6**	**16,684.1**	**51,542.4**	**38,888.1**
Basic average number of shares outstanding (in thousands)	11,024.2	11,049.1	11,024.2	11,016.9
Basic earnings per share (in EUR)	**2.31**	**1.51**	**4.68**	**3.53**
Diluted average number of shares outstanding (in thousands)	11,024.2	10,976.4	11,024.2	11,028.7
Diluted earnings per share (in EUR)	**2.31**	**1.52**	**4.68**	**3.53**

Consolidated Balance Sheets

(US GAAP, unaudited)

ASSETS (all amounts in thousands of EUR)	**Half-Year June 30, 2004**	Year End Dec.31, 2003
Current		
Cash and cash equivalents	156,590.2	166,338.7
Trade accounts receivable, net of allowances for doubtful accounts	192,059.2	146,411.0
Inventories	169,420.1	160,153.1
Prepaid expenses and other current assets	51,969.3	46,965.7
Deferred income taxes	7,503.8	8,003.9
Total current assets	**577,542.6**	**527,872.4**
Investments and long-term financial assets	101,301.1	93,108.8
Property, plant and equipment - net	504,880.6	500,252.9
Deferred income taxes	3,222.4	4,065.9
Intangible assets - net, including goodwill of EUR 32,269.1 and EUR 30,949.0 in 2004 and 2003, respectively	39,432.4	40,038.3
Prepaid pension cost	20,428.0	19,226.4
Total assets	**1,246,807.1**	**1,184,564.7**

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)		
Current		
Trade liabilities	115,647.2	89,737.6
Accrued expenses and other liabilities	144,652.7	129,386.1
Deferred income	3,574.5	3,971.3
Deferred income taxes	964.9	956.6
Short-term borrowings	8,619.8	8,951.7
Current portion of long-term bank debt	59,408.0	59,660.0
Current portion of obligations under capital leases	7,175.2	7,711.9
Provisions for income taxes	22,842.1	24,787.5
Total current liabilities	**362,884.4**	**325,162.7**
Long-term debt	71,778.5	80,690.5
Obligations under capital leases	5,984.9	7,074.7
Other long-term liabilities	75,408.4	73,601.4
Deferred income taxes	50,854.6	51,562.4
Minority interests	13,619.7	9,130.6
Capital stock	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,213.4
Retained earnings	477,049.9	449,760.6
Accumulated other comprehensive loss	(14,125.9)	(15,770.8)
Treasury stock at cost	(53,100.8)	(53,100.8)
Stockholders' equity	**666,276.6**	**637,342.4**
Total liabilities and stockholders' equity	**1,246,807.1**	**1,184,564.7**

Consolidated Statements of Changes in Stockholders' Equity

(Condensed version US GAAP, unaudited)

	1st - 2nd Quarter					
(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	**Total stockholders' equity**
Balance at January 1, 2004	**87,240.0**	**169,213.4**	**449,760.6**	**(15,770.8)**	**(53,100.8)**	**637,342.4**
Comprehensive income:						
Net income			51,542.4			51,542.4
Other comprehensive income (loss)				1,644.9		1,644.9
Total comprehensive income						**53,187.3**
Dividend (EUR 2.20 per share)			(24,253.1)			(24,253.1)
Balance at June 30, 2004	**87,240.0**	**169,213.4**	**477,049.9**	**(14,125.9)**	**(53,100.8)**	**666,276.6**
Balance at January 1, 2003	**87,240.0**	**169,594.3**	**380,900.3**	**(9,025.0)**	**(56,681.7)**	**572,027.9**
Comprehensive income:						
Net income			38,888.1			38,888.1
Other comprehensive income (loss)				(5,072.8)		(5,072.8)
Total comprehensive income						**33,815.3**
Dividend (EUR 2.00 per share)			(22,048.3)			(22,048.3)
Exercise of stock options		(448.0)				(448.0)
Sale of treasury stock		67.1			3,580.9	3,648.0
Balance at June 30, 2003	**87,240.0**	**169,213.4**	**397,740.1**	**(14,097.8)**	**(53,100.8)**	**586,994.9**

Consolidated Statements of Cash Flows

(Condensed version US GAAP, unaudited)

	1st - 2nd Quarter	
(all amounts in thousands of EUR)	**Jan. 1-June 30, 2004**	Jan. 1-June 30, 2003
Cash flow from operating activities	81,536.5	70,921.4
Cash flow from investing activities	(56,972.1)	(50,033.4)
Cash flow from financing activities	(34,905.9)	(32,792.0)
Effect of exchange rate changes on cash and cash equivalents	593.0	(1,116.6)
Net change in cash and cash equivalents (<3 months)	**(9,748.5)**	**(13,020.6)**
Cash and cash equivalents (<3 months) at the beginning of the period	**166,338.7**	**149,147.1**
Cash and cash equivalents (<3 months) at the end of the period	**156,590.2**	**136,126.5**

Adjustments to reconcile cash and cash equivalents to total funds available to the Group:

Current and non-current available-for-sale securities	72,788.6	95,549.3
Total funds available to the Group	**229,378.8**	**231,675.8**

Quarterly Overview

(US GAAP, unaudited)

Mayr-Melnhof Group

(consolidated in millions of EUR)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003	**1st Quarter 2004**	**2nd Quarter 2004**
Sales	340.4	319.7	347.8	312.7	367.1	**341.9**
EBITDA	58.3	50.6	56.5	49.1	62.1	**60.2**
EBITDA margin (%)	17.1%	15.8%	16.2%	15.7%	16.9%	**17.6%**
Operating profit	39.4	31.1	34.8	30.9	40.0	**35.9**
Operating margin (%)	11.6%	9.7%	10.0%	9.9%	10.9%	**10.5%**
Income before income taxes and minority interests	37.1	29.4	35.2	30.6	39.9	**36.0**
Income taxes	(14.5)	(11.8)	(9.8)	(3.5)	(13.4)	**(10.3)**
Net income	22.2	16.7	25.8	26.2	26.1	**25.4**
Net income margin (%)	6.5%	5.2%	7.4%	8.4%	7.1%	**7.4%**
Basic earnings per share (in EUR)	2.02	1.51	2.34	2.38	2.37	**2.31**
Diluted earnings per share (in EUR)	2.01	1.52	2.33	2.39	2.37	**2.31**

Divisions

(in millions of EUR)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003	**1st Quarter 2004**	**2nd Quarter 2004**
MM-Karton						
Sales[1]	203.4	182.0	193.6	176.6	206.8	**192.6**
Operating profit	25.9	17.8	18.5	18.1	21.8	**20.0**
Operating margin (%)	12.7%	9.8%	9.6%	10.2%	10.5%	**10.4%**
Tonnage produced (in thousands of tons)	373	343	372	338	401	**389**
MM-Packaging						
Sales[1]	101.9	98.3	101.1	98.4	112.8	**111.1**
Operating profit	5.7	6.7	6.6	5.7	7.9	**8.2**
Operating margin (%)	5.6%	6.8%	6.5%	5.8%	7.0%	**7.4%**
Tonnage processed (in thousands of tons)	79	74	82	79	83	**88**
MM-Graphia						
Sales[1]	58.9	63.0	78.2	61.9	76.2	**66.8**
Operating profit	7.8	6.6	9.7	7.1	10.3	**7.7**
Operating margin (%)	13.2%	10.5%	12.4%	11.5%	13.5%	**11.5%**
Tonnage processed (in thousands of tons)	23	22	25	21	24	**24**

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

Results for the first three quarters of 2004 will be released on November 23, 2004.

Mayr-Melnhof Shares

Relative Performance of MM Shares 2003/2004 (December 30th, 2002 = 100)


MM
ATX
MSCI (Europe/Forest Products and Paper)
170
160
150
140
130
120
110
100
90
80
70
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.

Share price (closing price)	
as of August 10, 2004	105.50 EUR
2004 High	110.11 EUR
2004 Low	95.80 EUR
Stock performance (Year-end 2003 until August 10, 2004)	+10.7%
Number of shares issued	12 million
Market capitalization as of August 10, 2004 (in millions of EUR)	1,163

Share repurchase program

The Mayr-Melnhof Group has been purchasing own shares since March 19, 2001. Until June 30, 2004, 975.848 own shares, which is equivalent to 8.1 % of the capital stock, were acquired for EUR 53.1 million including fees. The current repurchase program will end by November 13, 2004. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. The 10th Ordinary Shareholder's Meeting has authorized the Management Board to buy back own shares until November 18, 2005. All transactions are published on the Internet at www.mayr-melnhof.com.

Editorial information

Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6, 1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180, Fax: +43/ 1 50136 1195

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com